SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of June 2014

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

Exhibit Number		Page

1.1	Announcement, dated June 9, 2014	A-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: June 10, 2014	By:	/s/ Li Yue

		Name:	Li Yue
		Title:	Executive Director and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT IN RELATION TO THE SUBSCRIPTION OF 18% INTEREST IN TRUE CORPORATION PUBLIC COMPANY LIMITED

The Board announces that on 9 June 2014, CMI Holdings, a wholly-owned subsidiary of the Company, entered into the Share Subscription Agreement with True Corporation. In connection with this Subscription, the Company also entered into the Cooperation Memorandum with True Corporation.

The Subscription does not constitute a notifiable transaction of the Company under Chapter 14 of the Listing Rules and this announcement is published on a voluntary basis.

INTRODUCTION

The board of directors of the Company (the “Board”) announces that on 9 June 2014, China Mobile International Holdings Limited (“CMI Holdings”), a wholly-owned subsidiary of the Company, entered into the Share Subscription Agreement with True Corporation Public Company Limited (“True Corporation”). In connection with this Subscription, the Company also entered into the Business Cooperation Framework Memorandum of Understanding (the “Cooperation Memorandum”) with True Corporation. A summary of the major terms of the above agreements is set out as follows:

THE SHARE SUBSCRIPTION AGREEMENT

1.	Date

9 June 2014

2.	Parties

(i)	CMI Holdings

(ii)	True Corporation

3.	Terms of Share Subscription

True Corporation agrees to issue to CMI Holdings and CMI Holdings agrees to subscribe from True Corporation 4,429,427,068 ordinary shares of True Corporation with a par value of Baht 10 per share (the “CMI Holdings Subscription Shares”) subject to the terms and conditions of the Share Subscription Agreement (the “Subscription”). The subscription price per CMI Holdings Subscription Share is Baht 6.45 (or HK$1.54), with a total consideration of Baht 28.57 billion (or HK$6.82 billion).

Concurrently with the allotment and issuance of the CMI Holdings Subscription Shares, True Corporation will allot and issue 5,648,285,818 new shares by way of rights issue to its existing shareholders as of the relevant book closure date at the price of Baht 6.45 per share (the “Rights Issue”). Upon the completion of the Subscription and Rights Issue, the CMI Holdings Subscription Shares would represent 18% of the total issued and outstanding shares of True Corporation. Following the Subscription, True Corporation’s existing controlling shareholder, Charoen Pokphand Group Co. Ltd. will remain as the single largest shareholder of True Corporation.

4.	Conditions Precedent to Completion

Completion of the Subscription shall be conditional upon the following conditions having been satisfied (or waived in accordance with the Share Subscription Agreement):

(i)	all necessary approvals and consents of the board and shareholders of True Corporation for the capital increase, the Subscription, the increase in the number of the board members of True Corporation to 18 and the appointment of three additional directors of True Corporation having been obtained by True Corporation and such approvals and consents remaining in full force and effect;

(ii)	all governmental and regulatory authorisations, approvals and waivers and third parties’ consents and approvals required for the Rights Issue and the Subscription having been obtained by True Corporation and such approvals and consents remaining in full force and effect;

(iii)	there has been no written objection by the State-owned Assets Supervision and Administration Commission of the PRC to the filing regarding CMI Holdings’ investment pursuant to the Share Subscription Agreement;

(iv)	prior to the commencement of the subscription period of the Rights Issue, there has been no material adverse change as defined under the Share Subscription Agreement;

(v)	prior to the issue and allotment of the CMI Holdings Subscription Shares, there has been no change in applicable laws that would prohibit or impose material conditions on the direct or indirect ownership by CMI Holdings of shares in True Corporation or allegation that the contemplated Subscription under the Share Subscription Agreement would cause foreigners to in aggregate hold shares in True Corporation in excess of the level permitted by applicable laws; and

(vi)	the Rights Issue having been fully subscribed by True Corporation’s existing shareholders and the payments for the shares issued pursuant to the Rights Issue having been made by True Corporation’s existing shareholders.

As completion of the Subscription is subject to the fulfilment (or if applicable, waiver) of the conditions set out above, the Subscription may or may not proceed. Shareholders and potential investors should exercise caution when dealing in the shares of the Company.

5.	Completion Date

Completion of the Subscription shall take place at a date (which shall be a trading day for the Stock Exchange of Thailand (the “SET”)) and time (which shall be no later than 10:00 a.m., Bangkok time on the third trading day for the SET after the last day of the subscription period of the Rights Issue), or such other date and time as the parties may agree in writing, provided all the conditions have been satisfied or waived in accordance with the Share Subscription Agreement before 31 December 2014 (“Long Stop Date”) or such other date as the parties may agree in writing. In the event that the parties cannot within fifteen days after the Long Stop Date agree to a later date, either party shall be entitled to terminate the Share Subscription Agreement by written notice to the other party upon which all rights and obligations of the parties thereunder shall cease and terminate save for the accrued rights and obligations of the parties.

THE COOPERATION MEMORANDUM

1.	Date

9 June 2014

2.	Parties

(i)	the Company

(ii)	True Corporation

3.	Business Cooperation

The Company and True Corporation entered into the Cooperation Memorandum to record the intention of the parties to explore extensive and long-term cooperation subject to the successful completion of the Subscription.

Pursuant to the Cooperation Memorandum, the parties intend to explore business cooperation opportunities in various areas including but not limited to technology and network development, procurement sharing, mobile banking and mobile commerce; convergence strategies and market development.

Any actual cooperation may be implemented in the ordinary course of business or through various commercial agreements entered into by the Company and True Corporation from time to time.

INFORMATION ON TRUE CORPORATION

True Corporation is the principal company of True Group, Thailand’s only fully-integrated, nationwide telecommunications provider and leader in convergence. Its three core business segments are: TrueMove H, which is the leader in 3G+ HSPA mobile services as well as being the only provider of commercial 4G LTE mobile services on 2100 MHz; TrueOnline, the largest fixed-line phone operator in the Bangkok Metropolitan Area and the largest broadband and WiFi operator with a nationwide network using DOCSIS 3.0 cable modem, ADSL, and FTTH technologies; and TrueVisions, the largest nationwide pay TV operator and first to offer HD quality content. As of March 2014, True Group’s subscribers amount to 29 million.

LISTING RULES IMPLICATIONS

Each of the applicable percentage ratios under Rule 14.07 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) in respect of the Subscription contemplated under the Share Subscription Agreement and the Cooperation Memorandum is less than 5%. Accordingly, the Subscription does not constitute a notifiable transaction of the Company under Chapter 14 of the Listing Rules.

By Order of the Board
China Mobile Limited
Xi Guohua
Chairman

Hong Kong, 9 June 2014

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Xi Guohua, Mr. Li Yue, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia and Mr. Liu Aili as executive directors and Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing, Dr. Moses Cheng Mo Chi and Mr. Paul Chow Man Yiu as independent non-executive directors.